UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 17, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 33.3.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 17TH, 2026

DATE, TIME AND PLACE: June 17th, 2026, at 10.30 a.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Adrian Calaza, Alberto Mario Griselli, Alessandra Michelini, Camillo Greco, Claudio Giovanni Ezio Ongaro, Denísio Augusto Liberato Delfino, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Gigliola Bonino and Leonardo de Carvalho Capdeville, either in person or by means of audio or videoconference, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws.

BOARD: Mr. Adrian Calaza – Chairman; and Mr. Leonardo Caiaffo Ferreira – Secretary.

AGENDA: (1) To acknowledge the activities carried out by the Control and Risks Committee; (2) To acknowledge the activities carried out by the Statutory Audit Committee; (3) Presentation on the Company’s Risk Appetite; (4) To resolve the amendment proposal of the Company's Related Parties Transactions Policy; (5) To resolve the payment proposal of the Company’s interest on shareholders’ equity (“IE”); (6) To resolve the composition of the Company’s Board of Officers; and (7) To ratify the appointments of members of the management of the Company’s subsidiaries.

RESOLUTIONS: Upon review of the materials presented and filed at the Company’s head office, and based on the information provided and the discussions held on the matter included in the Agenda, the Board Members, by the unanimous vote of those present and with the abstention of those legally prevented from voting, resolved to record their statements and resolutions as follows:

(1) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on June 17th, 2026, as reported by Mr. Denísio Augusto Liberato Delfino, Chairman of the CCR.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

June 17th, 2026

(2) Acknowledged the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on May 29th and June 17th, 2026, as reported by Mr. Gesner José de Oliveira Filho, Coordinator of the CAE.

In the activities carried out by the CCR and CAE, the ISO 37001 certification process stands out, which was presented by the Company's Risk & Compliance area to both bodies at meetings held on June 17th, 2026, when they expressed their favorable opinion regarding the results of the Critical Analysis of the Anti-Bribery and Anti-Corruption Management System, which confirmed its effectiveness, compliance with ISO 37001, and adherence to legal and strategic requirements.

(3) Acknowledged the definition of the level of the Company’s risk appetite (Risk Appetite) for the year 2026, according to the material presented and based on the favorable evaluations of the CAE and CCR, recorded at its meetings held on June 17th, 2026.

(4) Approved the amendment proposal of the Company's Related Parties Transactions Policy, according to the material presented and based on the favorable evaluations of the CCR and CAE, recorded at its meetings held on June 17th, 2026.

(5) Approved based on the Section 46, 3rd and 4th paragraphs, of the Company’s By-laws, on the favorable opinion of the Fiscal Council, and on the favorable evaluation of the Statutory Audit Committee, the distribution of R$400,000,000.00 (four hundred million reais) as Interest on Shareholders’ Equity ("IE"), at R$0.1674573219 (zero point one, six, seven, four, five, seven, three, two, one, nine cents) of gross value per share. The payment will be made until July 22nd, 2026, without the application of any monetary restatement index, considering the date of June 22nd, 2026, as the date for identification of shareholders entitled to receive such values. Therefore, the shares acquired after said date will be traded ex-direito of IE distribution. The withholding of Income Tax will be 17.5% (seventeen point five percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation. The gross amount per share may be modified due to the variation in the number of treasury shares.

(6.1) In accordance with Section 22, item XXI of the Company’s By-laws, the Board Members elected, to the position of Legal Officer, Mrs. Luciene Rodrigues Abrão Pandolfo, Brazilian, married, lawyer, bearer of the Identity Card – CNH No. 2620006386, issued by DETRAN/SP in August 26, 2023, enrolled in the taxpayers’ roll (CPF/MF) under No. 939.588.976-49, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

June 17th, 2026

(6.2) Consequently, the Board of Officers, shall be composed, from this date, by the following Officers herein identified: (i) Alberto Mario Griselli, Diretor Presidente (Chief Executive Officer); (ii) Andrea Palma Viegas Marques, Diretora Financeira (Chief Financial Officer); (iii) Luciene Rodrigues Abrão Pandolfo, Diretora Jurídica (Legal Officer); (iv) Mario Girasole, Regulatory and Institutional Affairs Officer; (v) Maria Antonietta Russo, People, Culture & Organization Officer; and (vi) Vicente de Moraes Ferreira, Diretor de Relações com Investidores (Investor Relations Officer). All Board of Officers’ members shall remain in the office until the first Board of Directors’ meeting to be held after the Company’s Annual Shareholders’ Meeting of the year 2027, with their terms extended until the election and investiture of their respective successors, if necessary.

The Diretora Jurídica (Legal Officer) elected hereby declare, under penalty of law, that she is not involved in any of the crimes provided for by law that prevent her from performing business activities, in accordance with Section 147 of Law 6,404 of December 15th, 1976, and also inform that will present the instrument of investiture, the statement provided by the CVM Resolution No. 80, the statements provided in Sections 18 and 19 of the Company’s By-laws and other statements, within the legal term.

(6.3) On this occasion, the Board Members ratified the limits of authority of the Company’s Officers and attorneys-in-fact which are established as follows: (i) the Diretor Presidente (Chief Executive Officer) shall have full power to, acting jointly with another Company’s Officer or attorney-in-fact, carry out, sign and represent the Company in any and all act and/or legal transaction, before any public authority or private party, including, without limitations, any agreements that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, up to the amount of R$50,000,000.00 (fifty million reais) per operation or series of operations related; (ii) the Diretor Financeiro (Chief Financial Officer) shall have full power to, (a) acting jointly with another Company’s Officer or attorney-in-fact, carry out, sign and represent the Company in relation to activities of the financial area, including without limitations, financial and treasury operations contracts, including, guarantee agreements in general, including borrowing and lending, assignment and discount of securities, up to the amount of R$50,000,000.00 (fifty million reais) per operation or series of operations related, and to (b) jointly with another Company’s Officer or attorney-in-fact, carry out, sign and represent the Company in any and all act and/or legal transaction, before any public authority or private party, including, without limitations, any contracts that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, within its area of activity up to the amount of R$10,000,000.00 (ten million reais) per operation or series of operations related; and (iii) the other Officers of the Company: Diretor de Relações com Investidores (Investor Relations Officer); Diretor Jurídico (Legal Officer); People, Culture & Organization Officer and Regulatory and Institutional Affairs Officer, shall have full power and the authority to, acting jointly with another Company’s Officer or attorney-in-fact, carry out, sign and represent the Company in any and all act and/or legal transaction, before any public authority or private party, including without limitations, any agreements that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, within their respective areas of activity, up to the amount of R$10,000,000.00 (ten million reais) per operation or series of operations related.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

June 17th, 2026

The joint representation defined herein must necessarily observe that at least one of the legal representatives must have the financial limit established in each of the items listed above and the rule of prevalence of the higher financial limit must also be applied in the event of joint representation by two attorneys-in-fact.

The limits of authority approved herein are subject to the financial limits established in the By-laws and must be observed solely and exclusively for the implementation of the transaction and/or for the execution of legal transactions that result in the assumption of obligations and/or in the waiver of rights by the Company.

In this sense, joint representation and authority limits will not be applied in the following situations, among others: (i) to practice acts of simple operational and administrative routines before public bodies and departments, and financial institutions; (ii) for judicial, arbitration or defense purposes in proceedings of any kind, by means of a power of attorney ad judicia et extra; (iii) signing documents that do not result in the assumption of obligations or the waiver of rights; (iv) participation in bidding or competition processes that, in accordance with the legislation in force or the conditions imposed by the public notice, joint representation is not possible; (v) representing the Company at Shareholders' Meetings and meetings in companies in which it participates; and (vi) in exceptional situations defined by the Company's management bodies.

In addition, it is established that joint representation must necessarily be observed in the event of contracts for the sale of goods and services that represent revenue for the Company, although the limits of authority defined herein do not apply.

Lastly, all Company’s Officers and/or attorneys-in-fact may perform any acts and sign any and all documents, on behalf of the Company, that have been previously approved by the competent corporate bodies, regardless of the limits of authority established herein.

(7) In accordance with Section 22, item XXV of the Company’s By-laws the Board members ratified the appointments of (i) Mr. Alberto Mario Griselli as Chief Executive Officer and Ms. Andrea Palma Viegas Marques as Director without a specific designation of I-Systems Soluções de Infraestrutura S.A.; and (ii) of Mr. Alberto Mario Griselli and Ms. Andrea Palma Viegas Marques as executive officers, and Mr. Rodrigo Deoud Xavier and Ms. Graci de Melo as officers without specific designation, of V8 Consulting S.A.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

June 17th, 2026

In addition to the matters included on the Agenda, the Board of Directors, in accordance with its Internal Regulations, nominated and elected Mrs. Luciene Rodrigues Abrão Pandolfo to serve as Secretary of the Company’s Board of Directors, until the first meeting of the Board of Directors to be held after the Company’s Annual Shareholders’ Meeting in 2027.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), June 17th, 2026.

LEONARDO CAIAFFO FERREIRA

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: June 17, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer